Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Viper Energy Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "Agreement") as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: November 14, 2025

BX Royal Aggregator LP

By: BCP VI/BEP Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BCP VI/BEP Holdings Manager L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Energy Management Associates L.L.C.

By: Blackstone EMA L.L.C., its sole member

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Management Associates VI L.L.C.

By: BMA VI L.L.C., its sole member

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone EMA L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BMA VI L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

RRR Aggregator LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX Primexx Topco LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BCP VII/BEP II Holdings Manager L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Energy Management Associates II L.L.C.

By: Blackstone EMA II L.L.C., its sole member

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Management Associates VII L.L.C.

By: BMA VII L.L.C., its sole member

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone EMA II L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BMA VII L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Holdings III L.P.

By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Holdings III GP L.P.

By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director – Assistant Secretary

Blackstone Holdings III GP Management L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Inc.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Group Management L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Stephen A. Schwarzman

By: /s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman